 Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of Centogene N.V. (the "Company") to be held on December 18, 2023 at 10.00 a.m. CET at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2022 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2022 (voting item)

4.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2022 (voting item)

5.	Discharge from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2022 (voting item)

6.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is November 20, 2023 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the EGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Reto Wenger

Am Strande 7

18055 Rostock

Germany

(reto.wenger@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

1.	Discussion of Dutch statutory board report for the financial year ended December 31, 2022 (discussion item)

The Company's statutory board report over the financial year 2022 has been made available on the Company's website (http://www.centogene.com) and at the Company's office address.

2.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2022 (voting item)

The Company's annual accounts over the financial year 2022 have been made available on the Company's website (http://www.centogene.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

3.	Release from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2022 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2022 or in other public disclosures.

4.	Release from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2022 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2022. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2022 or in other public disclosures.